KokiCare, Inc.

Jason Lane

26716 Via Colina

Stevenson Ranch, CA 91381

December 9, 2015

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Matthew Crispino

Staff Attorney

Office of Information

Technologies and Services

Re:

Response to SEC Comment Letter Dated October 28, 2015

KokiCare, Inc.

Registration Statement on Form S-1 Filed October 1, 2015

File No. 333-207220

Dear Mr. Crispino:

We are in receipt of your comment letter dated October 28, 2105 regarding the above referenced filing.  We have incorporated the required information into our amended registration statement and have provided responses as follows.

General

Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to indicate that you are a shell company.

Response: revised

Prospectus Cover Page

Please disclose the date on which the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: revised

Please disclose the percentage ownership of your largest shareholder.

Response: disclosed

Prospectus Summary, page 1

Revise your disclosure in this section and throughout the prospectus to more clearly convey to investors the nature of your proposed business and the status of your business development. Explain in greater detail the software you plan to develop, the resources required to develop it and how you will ultimately generate revenue. Also, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan.

Response: revised

Implications of Being an Emerging Growth Company, page 1

We note that you have not elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2). Please revise to disclose that such election is irrevocable.

Response: revised

Risk Factors, page 3

Please include a risk factor that highlights the risks to common shareholders from your ability to issue preferred stock.

Response:  revised

“Our independent registered public accounting firm’s substantial doubt...,” page 3

Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Response: revised

“Reporting requirements under the Exchange Act...,” page 5

We note the statements in this risk factor that “as a public company, we will be subject to the reporting requirements of the Exchange Act” and that “ the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.” Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor.

Response: we will file a Form 8-A

Description of Business Overview, page 8

You disclose in the second sentence that you are in the discovery and planning phase of your business. Under the “Marketing and Sales” caption, however, you state that you are in the design phase of the software application. Please reconcile.

Response: revised

Please expand your discussion here or in your MD&A to disclose the steps and challenges remaining until your product is ready for commercialization. Provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Response: revised

Website, page 8

Please disclose the date you anticipate your website will be operational.

Response: revised

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 10

Please disclose the terms of the note payable you mention on page F-10 and file any related agreements as exhibits.

Response: revised and added as Exhibit.

Based on your current available capital reserves, please disclose the amount of time that you can remain operational.

Response: disclosed

Involvement in Certain Legal Proceedings, page 12

We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Response: revised

Summary Compensation Table Employment Agreements, page 13

You disclose on page 12 that Mr. Lane is currently employed by ClearStructure Financial Technology. Please disclose the maximum number of hours that Mr. Lane expects dedicate to your business each week. Include a risk factor, if appropriate.

Response: disclosed

Transactions with Related Persons, Promoters and Certain Control Persons, page 14

Please disclose the note payable issued to a relative of Mr. Lane or advise. Refer to Instruction b of Item 404(a) in Regulation S-K.

Response: disclosed

Signatures, page II-3

We note that Mr. Lane did not sign the registration statement in the capacity of a controller or principal accounting officer. Please revise in accordance with Instruction 2 under the “Signatures” caption of Form S-1.

Response:  revised

Item 16. Exhibits and Financial Statement Schedules Exhibit 3.1

Please file as an exhibit a copy of the articles of incorporation in the proper searchable format. Likewise, file a searchable copy of exhibit 3.2. We refer you to Rules 301 and 304 of Regulation S-T.

Response: filed

Sincerely,

/s/ Jason Lane

Jason Lane

Chief Executive Officer, Financial Officer and Chief Accounting Officer